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17009726

SEC
Mail Processing
Section

MAY 30 2017

Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2016 (MM/DD/YY) AND ENDING 03/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **McNally Financial Services Corporation**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1115 Tranquil Trail Drive
(No. and Street)

San Antonio (City) Texas (State) 78232 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David McNally (210) 545-7080
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

12301 Research Blvd., Bldg. 5, Suite 160 (Address) **Austin** (City) **Texas** (State) **78759** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of Information contained in this form are not required to respond**

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David McNally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McNally Financial Services Corporation, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public

SHARON M SPRINGER
Notary ID # 3472101
My Commission Expires
July 16, 2017

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

McNally Financial Services Corporation

Report of Independent Registered Public Accounting Firm with Financial Statements and Supplemental Schedule

March 31, 2017

PMB Helin Donovan

MCNALLY FINANCIAL SERVICES CORPORATION
Index to Financial Statements and Supplemental Schedule
March 31, 2017

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78759
pmbhd.com

T 512.258.9670
F 512.258.5895

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
McNally Financial Services Corporation:

We have audited the accompanying statement of financial condition of McNally Financial Services Corporation (the "Company") as of March 31, 2017, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matters

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether it, including its form and content, is presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
May 25, 2017

MCNALLY FINANCIAL SERVICES CORPORATION

Statement of Financial Condition

March 31, 2017

ASSETS		
Cash	$	177,553
Receivable from clearing broker-dealers		179,495
Deposit with clearing company		25,000
Securities owned, at fair value		55,111
Property and equipment, net		5,528
Other assets and receivables		31,764
TOTAL ASSETS	$	474,451
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	237,193
Accrued expenses		12,966
Total liabilities		250,159
Stockholder's Equity		
Common stock, 2,000 shares authorized, $0.01 par value, 1,000 shares issued and outstanding		10
Additional paid-in capital		104,411
Retained earnings		119,871
Total stockholder's equity		224,292
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	474,451

See notes to financial statements and report of independent registered public accounting firm.

MCNALLY FINANCIAL SERVICES CORPORATION

Statement of Operations

For the Year Ended March 31, 2017

REVENUES		
Securities commissions	$	2,739,923
Insurance commissions		494,955
Advisory fees		126,589
Interest income		6,888
Investment income		11,832
Fee income		90,744
Total revenues		3,470,931
EXPENSES		
Commission expense		2,886,478
Payroll expenses		224,554
Professional services		163,886
Regulatory fees		2,611
Advertising		4,275
Depreciation		2,070
Other expenses		143,979
Total expenses		3,427,853
INCOME BEFORE INCOME TAXES		43,078
Income tax expense		9,213
NET INCOME	$	33,865

See notes to financial statements and report of independent registered public accounting firm.

MCNALLY FINANCIAL SERVICES CORPORATION

Statement of Changes in Stockholder's Equity

For the Year Ended March 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at March 31, 2016	$ 10	$ 104,411	$ 106,006	$ 210,427
Net income	-	-	33,865	33,865
Dividends paid	-	-	(20,000)	(20,000)
Balance at March 31, 2017	$ 10	$ 104,411	$ 119,871	$ 224,292

See notes to financial statements and report of independent registered public accounting firm.

MCNALLY FINANCIAL SERVICES CORPORATION

Statement of Cash Flows

For the Year Ended March 31, 2017

Cash flows from operating activities:		
Net income	$	33,865
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation		2,070
Unrealized gain on securities owned		(11,822)
Changes in operating assets and liabilities:		
Receivable from clearing broker-dealers		37,005
Other assets and receivables		3,337
Accounts payable		32,207
Net cash provided by operating activities		96,662
Cash flows from financing activities:		
Dividends paid		(20,000)
Net cash used in financing activities		(20,000)
Net increase in cash		76,662
Cash at beginning of year		100,891
Cash at end of year	$	177,553
Supplemental Disclosures of Cash Flow Information:		
Income taxes paid	$	4,896

See notes to financial statements and report of independent registered public accounting firm.

Note 1 - Nature of Business

McNally Financial Services Corporation (the "Company") was incorporated in the State of Texas on April 11, 2002 and became a registered broker-dealer with the Securities and Exchange Commission ("SEC") in September 2002 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 (the "Rule") of the SEC, and accordingly, is exempt from the remaining provisions of the Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

Property and Equipment
Property and equipment are carried at cost less accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets (three to five years), except for leasehold improvements, which are depreciated straight-line over the shorter of the estimated useful life or the life of the lease. Expenditures for repairs and maintenance and minor replacements are charged to expense as incurred.

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition, reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated.

Note 2 - Summary of Significant Accounting Policies (continued)

Trading Profit
Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value. Dividends are recorded on the ex-dividend date.

The Company's investments are stated at fair value. However, interpreting market data to estimate fair value requires considerable judgment. Accordingly, the estimates presented herein do not necessarily indicate the amounts that the Company could realize in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

Advisory Fees
Advisory fees received are earned on a pro rata basis over the term of the contract.

Securities Transactions
Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recorded on a trade date basis.

Insurance Commissions
Insurance commissions are recorded when the insurance products are funded by the customer and the commission is earned.

Financial Instruments and Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker dealers and are insured by the Securities Investor Protection Corporation. Securities owned consist of investments in registered investment companies and are held for investment purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income Taxes
The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Note 2 - Summary of Significant Accounting Policies (continued)

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate.

The Company files U.S. federal and U.S. state tax returns. Generally, the Company is open to examination for the last 3 years of filed returns. For the year ended March 31, 2017, the Company had no Texas margin tax liability.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;

Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at March 31, 2017.

Mutual funds and money market fund: Valued at the daily closing prices as reported by the fund.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" (ASU 2014-09). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, "Revenue Recognition" and some cost guidance included in ASC Subtopic 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts". The core principle of ASU 2014-09 is that revenue

is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. ASU 2014-09 requires the disclosure of sufficient information to enable users of our financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The Company will also be required to disclose information regarding significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 provides two methods of retrospective application. The first method would require the Company to apply ASU 2014-09 to each prior reporting period presented. The second method would require the Company to retrospectively apply with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application. ASU 2014-09 will be effective for the Company beginning in fiscal 2018; however, a delay in the effective date is currently being considered by the FASB, which the Company expects will result in at least a one year deferral. The FASB may also permit companies to adopt ASU 2014-09 early, but not before the original public company effective date (that is, annual periods beginning after December 15, 2016). The Company is currently evaluating the impact that the adoption of ASU 2014-09 may have on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its statement of financial position. The standard also expands the required quantitative and qualitative disclosures surrounding leases. This standard is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. This standard will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Management is currently evaluating the effect of these provision on the Company's financial position and results of operations.

Management Review
The Company has evaluated subsequent events through May 25, 2017, the date the financial statements were available to be issued.

Note 3 - Clearing Deposit
For the year ended March 31, 2017, substantially all the commissioned brokerage transactions were settled through Pershing, LLC ("Pershing"), per a fully disclosed Clearing Agreement. The Company maintains a deposit account with Pershing as part of the Company's contract for services. Pershing requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of March 31, 2017, the deposit balance was $25,000.

Note 4 - Property and Equipment

Property and equipment consists of the following as of March 31, 2017:

Equipment	$	14,276
Leasehold improvements		4,648
Total property and equipment		18,924
Accumulated depreciation		(13,396)
Net property and equipment	$	5,528

Depreciation expense was $2,070 for the year ended March 31, 2017 and is included in the accompanying statement of operations.

Note 5 - Fair Value Measurements

Investments in mutual funds are carried at estimated fair value and categorized as level 1 of the fair value hierarchy. Fair value has been determined by the daily closing price as reported by the fund. The following table presents information about the Company's assets and liabilities measured at fair value as of March 31, 2017:

Description	Quoted Prices for Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities owned:				
Mutual Funds	$ 55,111	$ -	$ -	$ 55,111
Total	$ 55,111	$ -	$ -	$ 55,111

The carrying amounts of the Company's remaining financial instruments, which include cash and cash equivalents, receivables from broker-dealers, other assets, due to broker-dealers, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Note 6 - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of March 31, 2017, deferred tax assets and liabilities are not significant.

The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

Tax at U.S. statutory rate of 34%	$ 14,647
Permanent differences and other	(5,434)
Income tax expense	$ 9,213

In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

Note 7 - Net Capital Requirements

The Company, as a registered fully licensed broker and dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Under this rule, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. At March 31, 2017, the minimum net capital requirement for the Company was $50,000. Net capital at March 31, 2017 aggregated $178,733. The Company's ratio of aggregate indebtedness to net capital was 1.4 to 1 at March 31, 2017.

Note 8 - Lease

The Company leases office space under a non-cancelable operating lease. The effective date of the lease was December 1, 2015 and will continue for four years and two months. The Company recorded $17,166 in rent expense during the fiscal year ended March 31, 2016. The future minimum lease payments are as follows:

Fiscal year ending March 31,		
2018	$	18,065
2019		18,448
2020		15,639
Total	$	52,152

Schedule I

MCNALLY FINANCIAL SERVICES CORPORATION

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended March 31, 2017

Total stockholder's equity qualified for net capital	$	224,292
Deductions and/or charges		
Non-allowable assets:		
Property and equpment, net		5,528
Other assets and receivables		31,764
Net capital before haircuts on securities		187,000
Haircuts on securities		8,267
Net capital	$	178,733
Aggregate indebtedness		
Accounts payable and accrued expenses	$	250,159
Total aggregate indebtedness	$	250,159
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	128,733
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	118,733
Ratio of aggregate indebtedness to net capital		1.4 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA in April 2017	$	204,337
Audit adjustments:		
Net effect of audit adjustments on net capital		(25,604)
Net capital	$	178,733

See notes to financial statements and report of independent registered public accounting firm.

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78759
pmbhd.com

T 512.258.9670
F 512.258.5895

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW REPORT REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3

To the Board of Directors of
McNally Financial Services Corporation:

We have reviewed management's statements, included in the accompanying McNally Financial Services Corporation Exemption Report, in which (1) McNally Financial Services Corporation (the "Company") identified the following provisions of 17 C.F.R. § 15c 3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the year ended March 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
May 25, 2017

McNally Financial Services Corporation

Exemption Report

SEC Rule 17a-5(d)(4)

May 25, 2017

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- McNally Financial Services Corporation (the "Company") is a broker/dealer registered with the SEC and FINRA.
- The Company has claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended March 31, 2017.
- The Company is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4,as are customarily made and kept by a clearing broker or dealer
- The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

We (management of the Company) believe, to the best of our knowledge, the above statements to be true and correct.

Signed: ______________________

Chief Compliance Officer

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78759
pmbhd.com

T 512.258.9670
F 512.258.5895

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
McNally Financial Services Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2017, which were agreed to by McNally Financial Services Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursements journal), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2017, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
May 25, 2017

Audited Financial Amendment

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 3/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

65388 FINRA MAR
MCNALLY FINANCIAL SER CORP
16414 SAN PEDRO AVE STE 930
SAN ANTONIO TX 78232-2281

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5,019

B. Less payment made with SIPC-6 filed (exclude interest) (4,976)
04/14/2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 43

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ❑ Funds Wired ❑
Total (must be same as F above) $ 43.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

McNally Financial Services Corporation
(Name of Corporation, Partnership or other organization)

Dana D. McNally
(Authorized Signature)

Dated the 24 day of May , 20 17 .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2016
and ending 3/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,470,931
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,444,383
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	11,822
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 6,930	
Enter the greater of line (i) or (ii)	
Total deductions	1,463,135
2d. SIPC Net Operating Revenues	$ 2,007,796
2e. General Assessment @ .0025	$ 5,019

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